UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286).

RedHill Biopharma Ltd. (the "Company") today announced that it has closed its previously announced private placements of American Depository Shares ("ADSs") and warrants to OrbiMed Israel Partners Limited Partnership and to Broadfin Healthcare Master Fund, LTD for an aggregate gross amount of $8.5 million.

In connection with the closing, the Company issued a total of 894,740 ADS's, each representing ten (10) of its ordinary shares, and three year warrants to purchase an additional 357,896 ADSs.

Proceeds from the financing will be used for general working capital, for research and development related purposes, including the clinical development of RHB-104 for Crohn's disease and RHB-105 for H. pylori infection, both currently undergoing Phase III studies in the U.S, and for potential acquisitions of new drug candidates.

The ADSs and warrants offered in the private placements and the ADSs issuable upon the exercise of the warrants have not been registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States unless such sale is made pursuant to an effective registration statement filed with the SEC or pursuant to an applicable exemption from SEC registration requirements. The Company has agreed to file a registration statement with the SEC covering the ADSs sold in the private placements and the ADSs issuable upon exercise of the warrants sold in the private placements.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD. (the "Registrant")

Date: January 9, 2014	By: /s/ Ori Shilo
Ori Shilo Deputy Chief Executive Officer Finance and Operations